Exhibit 12

PFIZER INC AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in millions, except ratios)	2004	2003	2002	2001	2000

Determination of Earnings:
Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of change in accounting principles	$14,007	$3,246	$11,766	$9,963	$5,471
Less:
Minority interests	10	3	6	14	13

Income adjusted for minority interests	13,997	3,243	11,760	9,949	5,458
Add:
Fixed charges	595	491	365	359	478

Total earnings as defined	$14,592	$3,734	$12,125	$10,308	$5,936

Fixed charges:
Interest expense (a)	$347	$270	$251	$266	$381
Preferred stock dividends (b)	12	10	—	—	—
Rents (c)	236	211	114	93	97

Fixed charges	595	491	365	359	478
Capitalized interest	12	20	28	56	46

Total fixed charges	$607	$511	$393	$415	$524

Ratio of earnings to fixed charges	24.0	7.3	30.9	24.8	11.3

All financial information reflects the following as discontinued operations for 2004 and 2003: our in-vitro allergy and autoimmune diagnostics testing, surgical ophthalmics and certain European generics businesses as well as, for 2004, 2003, 2002, 2001 and 2000 certain non-core consumer healthcare product lines (primarily marketed in Europe).

All financial information reflects the following as discontinued operations for 2003, 2002, 2001 and 2000: our confectionery, shaving and fish-care products businesses as well as the Estrostep, Loestrin and femhrt women’s health product lines.

(a)	Interest expense includes amortization of debt premium, discount and expenses.

(b)	Preferred stock dividends are from our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan assumed in connection with our acquisition of Pharmacia.

(c)	Rents included in the computation consist of one-third of rental expense which we believe to be a conservative estimate of an interest factor in our leases, which are not material.